Cía. de Finanzas y Servicios, S.A.

MELO

Apartado Postal 333
Panamá 1, Panamá

Teléfonos: 323-6900 / 221-0033
Fax: 224-2311

June 04, 2002

Securities an Exchange Commission
Division of Corporation Finance
Office of international Corporate Finance
Room 3099 (stop 3-9)
450 Fifth Street, N. W.
Washington, D.C. 20549

Re: Grupo Melo, S. A.
File N0. 82-4893
Periodic reporting under Rule 12g3-2 (b)

Ladies and Gentlemen:

Pursuant to Rule 12g32 (b) promulgated under the Securities Exchange Act of 1934, Grupo Melo, S. A. (the "company") hereby furnishes to the Securities and Exchange Commission the following information which was made public as described in Rule 12g3-2 (b) (1) (i):

1. Consolidated Financial Statements of Grupo Melo, S.A., for the six months ended June 30, 2001 and its Quarter Update Report.
2. Consolidated Financial Statements of Grupo Melo, S.A., for the nine months ended September 30, 2001 and its Quarter Update Report.
3. Consolidated Financial Statements of Grupo Melo, S. A., year ended on December 31, 2001 and 2000 and its Annual Update Report.

Should you have any questions concerning the above, please do not hesitate to contact the undersigned at (507) 323-6978 or 221-0358

Sincerely yours,

Eudoro Jaén Esquivel
Grupo Melo and Subsidiaries
Finance, Planning and Treasury
Vicepresident

Enclosures
c.c.: Ann Bailen Fisher
(Sullivan & Cromwell)
Lucia Dumeng
(The Bank of New York)

REPUBLIC OF PANAMA
NATIONAL SECURITIES COMMISSION

IN-T FORM
QUATERLY UPDATE REPORT*

Quarter ended as of December 31, 2001

GRUPO MELO, S.A.

REGISTERED SECURITIES: COMMON SHARES

ADDRESS: VIA ESPAÑA 2313, RIO ABAJO

TELEPHONE 221-0033 FAX 224-2311

E-MAIL: dirfinanzas@grupomelo.com

Grupo Melo, S.A. is a corporation exclusively dedicated to the holding of shares of the corporations that comprise the conglomerate of companies called Grupo Melo. In Grupo Melo exists a holding of pyramidal shares in which the corporation Grupo Melo, S.A. is the holding company of the mother shares. Grupo Melo, S.A. and subsidiaries (from no on, called "Grupo Melo") is a conglomerate of companies currently comprised by 52 corporations grouped in 7 divisions that cover production, processing, distribution and real-estate sale duties and as such, its results depend of the operations of these 7 DIVISIONS.

I PART

ANALYSIS OF THE FINANCIAL AND OPERATIONAL RESULTS

A. Liquidity

The current assets (cash, deposits in banks, accounts receivables, inventory and prepaid expenses) of Grupo Melo and Subsidiaries represent 39.80% of the total assets as of December 31, 2001 in comparison to 43.17% as of December 31, 2000. This drop in current assets was mainly due to the reduction in cash and in inventories due to the significant payment of suppliers and amortization of the banking debt executed at the beginning of the year. This payment application

* This document has been prepared with the knowledge that its contents will be placed at the disposal of the investing shareholder and public in general.

made the current liabilities to drop in higher proportion than the current assets which resulted in that as of the closing of this last quarter of 2001 the stock value to be 1.09, slightly over the stock value closing in 2000 of 1.07. Grupo Melo and subsidiaries placed string adjustments to its credit policies inventory purchase and to the rescue plans of its doubtful collection accounts, which maintained its liquidity at similar ratios to those that closed on 2000.

The total assets of Grupo Melo dropped in comparison to December 2000 in 0.95% and in 0.32% against December 2001. The aforementioned was mainly a result of the drop in inventory, cash and accounts receivables, measures taken to adequate the working capital to the sales levels. The fixed asset (properties, equipment and improvements) increased in 8.04% as a result of the execution of the investment budget, especially in the Real Estate Division and in the equipping and start-up of the Manuel E. Melo Plant.

B. Capital Resources

As of December 31, 2001, the total liabilities of Grupo Melo and Subsidiaries dropped 1.74% against the closing of December 2000. The reduction in the documents and accounts payable in 20.57%, in the accumulated expenses and other liabilities in 4.78% and short-term debt in 6.07% caused this drop.

The increase in long-term debt of 1.02% compared to the closing on December 2000 is mainly reflected in the increase of properties, plant and equipment in 8.04% of the properties separated for sale in 6.79% and in 11.04% for the investments compared against the same exercise of 2000. The net growth in the debt in 2001 is derived from the subscription of bonds of Embutidos y Conservas de Pollo, S.A. who subscribed the last US4.50 Millions in bonds and of the new issuance of Bonds of Sarasqueta y Cia. , S.A. These funds were totally used by both issuers in the payment of the short-term debt, suppliers and documents and accounts receivables.

As of the closing of this last quarter of 2001, the equity of the Group represented 31.66% of the assets. Despite the payment of dividends for US$620 thousand, the equity of Grupo Melo and Subsidiaries increased in 0.80% against the closing of December 2000 as a result of the retention of the earnings of the exercise. The Debt/Capital ratio is of 2.16 times in comparison to the closing of 2000 of 2.21.

C. Results of the Operations

The total sales or income accumulated for the Group as of December 31, 2001 was of 11.42% lesser to those of the same exercise in 2000. Despite the drop in total income, the gross margin continues improving as a result of the increase in

the efficiency that enables a reduction in the sales cost which caused them to slightly drop from 48.44% to 48.30% as a percentage of sales against 2000. The gross margin is of 51.70% as of December 31, 2001 against 51.56% in 2000.

The operational margin of 6.38% is lower than the previous year because the expenses in sales are greater. An expense reduction plan was imposed which was not achieved in its totality achieving thus a reduction of 7.75%. Notwithstanding, this reduction was no enough to compensate the reduction in sales in view that the expenses are fixed in their majority and maintained constant. It is a result of the aforementioned that a reduction in expenses equal to the drop in income ahs not been achieved. The reduction in international rates and the structuring of new funding by means of the anticipated redemption of Bonds and issuance of new securities resulted in a percentile reduction in the financial expenses and in interests of 29.77% against the same exercise of 2000, despite the increase in total debt of 1.745.

The net earnings of Grupo Melo and Subsidiaries for the quarter closed as of December 31, 2001 was of US$925 thousand.

E. Analysis of Perspectives

The Board of Directors of Grupo Melo has placed an expense reduction plan, reduction of investment budget plan and affirmation of credit, purchase and inventory management policy plan. This reduction in operational expenses will be done according to what is deemed convenient and depending on the nature of the Division, as well as of the sector in which it develops itself in a way to reflect a greater profitability for the year 2001, especially in the last quarter.

In the Food Division, the plant of Added Value Manuel E. Melo continues with its import permit steps to countries of the area in which they plan to export and has also achieved the objectives of the institutional clients. Until now, it has opened several fast food chains in Panama. This Division has projected to maintain an increase in sales, by means of the execution of new plans and strategies for the market. Embutidos y Conservas de Pollo, S.A., through the Manuel E. Melo Plant foresees exports for this quarter to countries as Guatemala and Colombia. Moreover, it is under negotiation of the approvals of the plant in countries to which it desires to export.

Grupo Melo and Subsidiaries participate with the Industrial union of Panama (SIP) in the negotiation of the Free Trade Treaty. At the same time, it culminated the negotiations of its new Workers Collective Convention that governs the general labor conditions between Grupo Melo and its Workers Union of the Group and Affiliated Companies that expired on December 31, 2001. This new Convention will be effective for the term of 2002-2006.

The Stores Division, comprised by Almacenes Home Center, Almacenes Agropecuarios, Centros Pet & Garden, Comasa and Distribuidora Cartago have among their expansion plans of its facilities by means of the creation of new and strategic sales facilities as well as to place in practice growth plans in accordance to the needs of its clients. For the first quarter of 2002 is projected the opening of three new agricultural stores.

II PART
FINANCIAL SUMMARY
GRUPO MELO AND SUBSIDIARIES
(in thousand of Balboas)

A. Presentation applicable to issuers of the commercial and industrial sector:

FINANCIAL SITUATION STATEMENT	QUARTER AS OF 12/31/01	QUARTER AS OF 09/30/01	QUARTER AS OF 06/30/01	QUARTER AS OF 03/31/01
Total sales or income	111,772	82,836	52,423	26,440
Operational Margin	6.38%	6.71%	7.09%	6.54%
General and Administrative Expenses	50,659	37,753	25,111	12,691
Earning or Net Loss	925	833	334	-56
Issued and circulating stock	2,328,314	2,328,314	2,328,314	2,328,314
Earning or Loss per share	$0.397	$0.358	$0,143	-$0.024
Depreciation and Amortization	5,524	4,217	2,867	1,429
Non Recurring Losses	0	0	0	0
GENERAL BALANCE	QUARTER AS OF 12/31/01		QUARTER AS OF 06/30/01	QUARTER AS OF 03/31/01
Circulating Asset	48,498	48,530	50,950	49,318
Total Assets	121,869	122,263	124,379	120,842
Circulating Liability	44,309	45,991	47,937	47,074
long-term Debt	38,309	37,584	38,269	35,792
Preferred Shares	0	0	0	0
Paid Capital	20,893	21,291	21,324	20,125
Retained Earnings	17,831	17,340	16,808	17,806
Total Equity	38,583	38,491	37,992	37,791
FINANCIAL RATIOS				
Dividend/Share	$0.27	$0.27	$0.27	$0.19
Total Debt/Equity	2.16	2.18	2.27	2.20
Working Capital	4,188	2,539	3,013	2,244
Current Ratio	1.09	1.06	1.06	1.05
Operational Income / Financial Expenses	1.16	1.21	1.11	0.96

III PART
FINANCIAL STATEMENTS

THEY ARE ATTACHED TO THE FOREGOING REPORT

IV PART
RELEASE

The release means by means of which Grupo Melo, S.A. will release the Current Quarterly Report is the Webpage of Grupo Melo: www.grupomelo.com.pa as of april 02, 2002.

Legal Representative

Laury M. de Alfaro
Vice-president

REPUBLIC OF PANAMA
NATIONAL SECURITIES COMMISSION

IN-T FORM
QUARTERLY UPDATE REPORT*

Quarter ended as of September 30, 2001

GRUPO MELO, S.A.

REGISTERED SECURITIES: COMMON SHARES

ADDRESS: VIA ESPAÑA 2313, RIO ABAJO

TELEPHONE 221-0033 FAX 224-2311

E-MAIL: dirfinanzas@grupomelo.com

Grupo Melo, S.A. is a corporation exclusively dedicated to the holding of shares of the corporations that comprise the conglomerate of companies called Grupo Melo. In Grupo Melo exists a holding of pyramidal shares in which the corporation Grupo Melo, S.A. is the holding company of the mother shares. Grupo Melo, S.A. and subsidiaries (from no on, called "Grupo Melo") is a conglomerate of companies currently comprised by 52 corporations grouped in 7 divisions that cover production, processing, distribution and real-estate sale duties and as such, its results depend of the operations of these 7 DIVISIONS.

I PART

ANALYSIS OF THE FINANCIAL AND OPERATIONAL RESULTS

A. Liquidity

For the third quarter of 2001, the stock value of Grupo Melo and Subsidiaries was of 1.06, slightly under the value with which 2000 was closed of 1.07. The current assets (cash, deposits in banks, accounts receivables, inventory and prepaid expenses) of Grupo Melo and Subsidiaries represent 39.69% of the total assets as of September 30, 2001 in comparison to 40.81 as of December 31, 2000. This drop in current assets was mainly due to the reduction in cash and in

* This document has been prepared with the knowledge that its contents will be placed at the disposal of the investing shareholder and public in general.

inventory due to the payment to suppliers and amortization of banking debt, specially that of the bonds of Sarasqueta y Cia., S.A. for US$2.014 Million executed at the beginning of the year.

Grupo Melo and subsidiaries have placed in practice strong adjustments to their credit policies, inventory purchases and to the rescue plans of its doubtful collection accounts which has maintained liquidity ratios similar to those of the closing of 2000.

The total assets of Grupo Melo dropped in comparison to December 31, 2000 in 0.63% and in 1.02% in comparison to September 2000. This is mainly due to the drop in inventory and accounts receivables, measured taken to adjust the working capital in accordance to the sales levels. The fixed assets (properties, equipment and improvements) increased in 7.41% due to the equipping and startup of the Manuel E. Melo Plant and for the execution of the investments in the Real Estate Division.

B. Capital Resources

As of September 30, 2001, the total liabilities of Grupo Melo and Subsidiaries dropped 7.35% against the closing of December 2000. This dropped was caused by the reduction in the documents and accounts payable in 27.95% and in the accumulated expenses and other liabilities in 80.47%.

The net increase of 7.86% in the total debt compared to the closing of December 2000 is mainly reflected in the increase of the properties, plant and equipment in 7.41% of the properties separated for sale in 4.21% and in 24.30% for the prepaid expenses against the same period. The net growth in the long-term debt is derived from the new issuance of bonds of Embutidos y conservas de Pollo, S.A. who subscribed the last US$4.00 Millions in bonds, funds that where issued in its totality for the construction and equipping of the Manuel E. Melo Plant.

As of the closing of September 2001, the net equity represented 31.48% of the assets. Despite the payment of dividends for US$620 thousand, the equity of Grupo Melo and Subsidiaries increased in 0.56% against the closing of December as a result of the retention of the earnings of the exercise. The Debt/Capital ratio is of 2.18 times in comparison to the closing of 2000 of 2.21.

C. Results of the Operations

For this third quarter of 2001, the total accumulated sales or income for the Group was of 12.82% lesser to those of the same exercise in 2000. Despite the drop in the total income, the gross margin continues improving as a result of the

increase in the efficiency that enables a reduction in the sales cost, which made them drop from 49.11% to 47.71% as sales percentage as of September 2000. The gross margin is of 52.29% as of September 30, 3001 against 50.89% in 2000.

The operational margin of 6.71% is lower than the previous year because the expenses in sales are fixed in their majority. Grupo Melo continues with the expenses reduction plan; nonetheless, an equal reduction to the drop in income has not been achieved. The percentile reduction in the financial expense and of interest is of 32.46% against the same exercise of 2000 despite the increase in the debt of 6.62% against the same exercise of 2000. This results from the reduction in international rates.

The net earnings of Grupo Melo and Subsidiaries for the quarter closed as of September 30, 2001 was of US$883 thousand.

E. Analysis of Perspectives

The Board of Directors of Grupo Melo has placed an expense reduction plan, reduction of investment budget plan and affirmation of credit, purchase and inventory management policy plan. This reduction in operational expenses will be done according to what is deemed convenient and depending on the nature of the Division, as well as of the sector in which it develops itself in a way to reflect a greater profitability for the year 2001. Grupo Melo and Subsidiaries are under negotiation of the new Labor Collective Convention that governs the general labor conditions between Grupo Melo and the Workers Union of the Group and Affiliated companies and that expires in December 31, 2001. This new Convention will enter into force for the period 2002-2006.

In the Food division, the plant of Added Value Manuel E. Melo inaugurated its facilities this past month of September. It is expected that up to the fourth quarter of 2001, Embutidos y Conservas de Pollo, S.A. has completed the formalities adhered to the licenses in the countries to which it expects to export and the requirements of the institutional clients in order to start manufacturing of the products with larger margins and insert itself in new markets that enable the execution of plans and increase in production levels.

The Timber Division prepares for the upcoming opening of its new facility and exhibition room located on the financial center of Panama, very close to the offices of the most exceeding architects, promoters and decorators of the country. There, the Timber Division will promote doors and fine quality products, design, technology in accordance to the demands of its clients and has achieved the acquisition and equipping of a new machine to get a better finish and quality control of its production. The Timber division continues its steps to increase the production, improve quality and develop new requests.

II PART
FINANCIAL SUMMARY
GRUPO MELO AND SUBSIDIARIES
(in thousand of Balboas)

A. Presentation applicable to issuers of the commercial and industrial sector:

FINANCIAL SITUATION STATEMENT	QUARTER AS OF 09/30/01	QUARTER AS OF 06/30/01	QUARTER AS OF 03/31/01	QUARTER AS OF 12/31/00
Total sales or income	82,836	52,423	26,440	126,185
Operational Margin	6.71%	7.09%	6.54%	8.04%
General and Administrative Expenses	37,753	25,111	12,691	54,913
Earning or Net Loss	833	334	-56	1,551
Issued and circulating stock	2,328,314	2,328,314	2,328,314	2,328,314
Earning or Loss per share	$0.358	$0,143	-$0.024	$0.666
Depreciation and Amortization	4,217	2,867	1,429	5,729
Non Recurring Losses	0	0	0	-1,786
GENERAL BALANCE		**QUARTER AS OF 06/30/01**	**QUARTER AS OF 03/31/01**	**QUARTER AS OF 12/31/00**
Circulating Asset	48,530	50,950	49,318	53,115
Total Assets	122,263	124,379	120,842	123,040
Circulating Liability	45,991	47,937	47,074	49,641
long-term Debt	37,584	38,269	35,792	34,983
Preferred Shares	0	0	0	0
Paid Capital	21,291	21,324	20,125	20,126
Retained Earnings	17,340	16,808	17,806	18,293
Total Equity	38,491	37,992	37,791	38,278
FINANCIAL RATIOS				
Dividend/Share	$0.27	$0.27	$0.19	$0.63
Total Debt/Equity	2.18	2.27	2.20	2.21
Working Capital	2,539	3,013	2,244	3,473
Current Ratio	1.06	1.06	1.05	1.07
Operational Income / Financial Expenses	1.21	1.11	0.96	1.56

III PART
FINANCIAL STATEMENTS

THEY ARE ATTACHED TO THE FOREGOING REPORT

IV PART
RELEASE

The release means by means of which Grupo Melo, S.A. will release the Current Quarterly Report is the Webpage of Grupo Melo: www.grupomelo.com.pa as of December 15, 2001.

Legal Representative

Laury M. de Alfaro
Vice-president

REPUBLIC OF PANAMA
NATIONAL SECURITIES COMMISSION

IN-T FORM
QUARTERLY UPDATE REPORT*

Quarter ended as of June 30, 2001

GRUPO MELO, S.A.

REGISTERED SECURITIES: COMMON SHARES

ADDRESS: VIA ESPAÑA 2313, RIO ABAJO

TELEPHONE 221-0033 FAX 224-2311

E-MAIL: dirfinanzas@grupomelo.com

Grupo Melo, S.A. is a corporation exclusively dedicated to the holding of shares of the corporations that comprise the conglomerate of companies called Grupo Melo. In Grupo Melo exists a holding of pyramidal shares in which the corporation Grupo Melo, S.A. is the holding company of the mother shares. Grupo Melo, S.A. and subsidiaries (from no on, called "Grupo Melo") is a conglomerate of companies currently comprised by 52 corporations grouped in 7 divisions that cover production, processing, distribution and real-estate sale duties and as such, its results depend of the operations of these 7 DIVISIONS.

I PART

ANALYSIS OF THE FINANCIAL AND OPERATIONAL RESULTS

A. Liquidity

The current assets (cash, deposits in banks, accounts receivables, inventory and prepaid expenses) of Grupo Melo and Subsidiaries represent 40.96% of the total assets as of June 30, 2001 in comparison to 43.17% as of December 31, 2000. This drop in current assets was mainly due to the use of funds from cash and of the documents and accounts receivables that for this exercise where applied to

* This document has been prepared with the knowledge that its contents will be placed at the disposal of the investing shareholder and public in general.

the payment of Sarasqueta y Cia., S.A. securities and to suppliers, mainly of the equipping and start of running of the Manuel E. Melo Plant.

For this second quarter, the stock value of Grupo Melo and subsidiaries was of 1.06, slightly under the stock value that closed exercise 2000 of 1.07. the drop in consolidated debts, compared to the same exercise of 2000, motivated by the known economical situation mainly determined that the documents and net accounts receivables contracted in 31.26% against June 2000 and 8.42% against December 2000. Therefore, the inventories reflect a 3.51% lesser value against December 31 and a drop of 7.13% against the first quarter of 2000. It is worth highlighting that Grupo Melo and Subsidiaries are placing in practice strong adjustments to their credit, purchase policies and to the rescue plans of their accounts receivables whose results are reflected in this second quarter of 2001.

The total assets of Grupo Melo increased in comparison to December 31, 2000 in 1.09% and in 2.77% in comparison to June 2000. This is mainly caused by the increase in the fixed asset (property, equipment and improvements) ratio that increased in 7.24%, substantially due to the equipping and start up of the Manuel E. Melo Plant and because of the execution of the investments in the Real Estate Division.

B. Capital Resources

In this first semester of 2001, Embutidos y Conservas de Pollo, S.A. undersigned US$4.00 millions in bonds, funds of which have been totally used for construction, equipping and start up of the Manuel E. Melo Plant.

As of June 30, 2001, the total liabilities of Grupo Melo y Subsidiaries increased 1.92% in comparison to the closing of December 2000. This was mainly due to the increase in the total banking debt, despite the payment of US$2.014 millions in bonds of Sarasqueta in January 2001, in 8.81% caused by the subscription of shares of the Poultry Division and to the short-term funding for the investment projects of the Real Estate Division. This utilization of the resources is mainly reflected in the increase of the properties, plant and equipment in 7.24%, of the properties in 1.98% and in 41.28% for the prepaid expenses in comparison to 2000. The equity of Grupo Melo dropped in 0.75% due to the payment of dividends corresponding to exercise 2000 and as of the closing of June 2001 represented 30.55% of the assets The Debt/Capital ratio is 2.3 times in comparison to the closing of 2000 of 2.2.

C. Results of the Operations

The net income of Grupo Melo and Subsidiaries for the quarter ended on June 30, 2001 was of US$334 mil. For this first quarter of 2001, the sales or total

cumulated income for the Group where 16.20% below the same exercise of 2000. This drop in sales has caused a drop in the absolute figure of the gross income in 7.67%, reason for which the Group has placed a sales cost reduction plan in effect which caused them to be lower in 24.70% compared to the same period in fiscal year 2000.

This strategy has also influenced the gross margin that each quarter improves as sales percentage, being this margin of 54.99% as of June 30, 2001 in comparison to 49.91% in 2000. Nevertheless, the operational margin of 7.09% is lower than that of the previous year of 7.29%. The aforementioned is due to the fact that the expenses as sales percentage are fixed in their majority which ash made the implementation of a sales reduction program necessary and the increase in sales which are deemed to favor the results of the next semester.

E. Analysis of Perspectives

In the Food division, the plant of Added Value Manuel E. Melo will be in the stage of tests until the third quarter of 2001, inclusively. It is expected that up to the fourth quarter of 2001, Embutidos y Conservas de Pollo, S.A. has completed the formalities adhered to the licenses in the countries to which it expects to export and the requirements of the institutional clients in order to start manufacturing of the products with larger margins and insert itself in new markets that enable the execution of plans and increase in production levels.

With the objective of achieving top of the line technology, in agreement to the demands of its clients, the Timber Division has achieved the acquisition and equipping of a new machine to improve finishing and control the quality of its production. Moreover, it has obtained domestic potential clients and executed shipping to clients in the Dominican Republic and in the U.S. The Timber Division continues its steps to increase production, improve the quality and develop new requests.

The Board of Directors of Grupo Melo has placed an expense reduction plan, reduction of investment budget plan and affirmation of credit, purchase and inventory management policy plan. This reduction in operational expenses will be done according to what is deemed convenient and depending on the nature of the Division, as well as of the sector in which it develops itself in a way to reflect a greater profitability for the year 2001. Grupo Melo and Subsidiaries foresees an increase in the total income or sales for the months of August through December.

II PART
FINANCIAL SUMMARY
GRUPO MELO AND SUBSIDIARIES
(in thousand of balboas)

A. Presentation applicable to issuers of the commercial and industrial sector:

FINANCIAL SITUATION STATEMENT	QUARTER AS OF 06/30/01	QUARTER AS OF 03/31/01	QUARTER AS OF 12/31/00	QUARTER AS OF 09/30/00
Total sales or income	52,423	26,440	126,185	95,014
Operational Margin	7.09%	6.54%	8.04%	8.66$
General and Administrative Expenses	25,111	12,691	54,913	40,119
Earning or Net Loss	334	-56	1,551	2,515
Issued and circulating stock	2,328,314	2,328,314	2,328,314	2,328,314
Earning or Loss per share	$0,143	-$0.024	$0.666	$1.08
Depreciation and Amortization	2,867	1,429	5,729	3,329
Non Recurring Losses	0	0	-1,786	0
GENERAL BALANCE	**QUARTER AS OF 06/30/01**	**QUARTER AS OF 03/31/01**	**QUARTER AS OF 12/31/00**	**QUARTER AS OF 09/30/00**
Circulating Asset	50,950	49,318	53,115	59,521
Total Assets	124,379	120,842	123,040	121,865
Circulating Liability	47,937	47,074	49,641	54,932
Long-Term Debt	38,269	35,792	34,983	27,339
Preferred Shares	0	0	0	0
Paid Capital	21,324	20,125	20,126	19,933
Retained Earnings	16,808	17,806	18,293	19,595
Total Equity	37,992	37,791	38,278	39,388
FINANCIAL RATIOS				
Dividend/Share	$0.27	$0.19	$0.63	$0.57
Total Debt/Equity	2.27	2.20	2.21	2.09
Working Capital	3,013	2,244	3,473	4,589
Current Ratio	1.06	1.05	1.07	1.08
Operational Income / Financial Expenses	1.11	0.96	1.56	1.59

III PART
FINANCIAL STATEMENTS

THEY ARE ATTACHED TO THE FOREGOING REPORT

IV PART
RELEASE

The release means by means of which Grupo Melo, S.A. will release the Current Quarterly Report is the Webpage of Grupo Melo: www.grupomelo.com.pa as of September 15, 2001.

Legal Representative

Laury de Alfaro

Laury M. de Alfaro
Vicepresident

Grupo Melo, S.A.

02 JUN 10 AM 11:45

Quaterly Financial Statements
(in thousands of Balboas)

AUDITORS STATEMENT

Board of Directors and Shareholders
Grupo Melo, S.A.

We have reviewed the general consolidated statements of Grupo Melo, S.A. as of June 30, 2001 and 2000, the related consolidated statements of income, capital and cash flow for the six months ended in that date, in accordance with International Standards on Auditing. All information included in the financial statements is representation of the management of Grupo Melo, S.A.

A review mainly consists in inquiries to the personnel of the company and to the application of analytical procedures to the financial information. Its reach is substantially lower to the one used in a test executed in accordance to auditing regulations normally accepted whose objective is the expression of an opinion of the financial statements taken as a group. Therefore, we do not express said opinion.

Based on our review, we have had no knowledge of any relatively important amendments whatsoever that should have been done to the financial statements that are attached in agreement to the international accounting standards.

Rogelio A. Williams C.
C.P.A. 2678

Panama, July 30, 2001

Grupo Melo, S.A.

Quaterly Financial Statements
(in thousands of Balboas)

CONTENTS

Grupo Melo, S.A.

Quaterly Financial Statements
(in thousands of Balboas)

CONSOLIDATED GENERAL STATEMENTS

	Notes	June 2001	December 2000
ASSETS			
Current Assets			
Cash and cash equivalent	3	B/. 4,311	B/. 4,980
Documents and accounts receivables, net	4.5	16,069	17,098
Loans receivables, net	6.7	529	449
Inventories	8	27,243	28,232
Prepaid Income Tax		794	770
Fondo de cesantia		1,161	1,191
Prepaid expenses		843	394
		50,950	53,114
Non Current Assets			
Term deposits		-	500
Documents receivable, net of current ratio		5,507	5,228
Deferred Income Tax		394	384
Properties lotified for sale		7,561	7,502
Investment, method of participation in equity		1,494	1,494
Investment		50	50
Properties, equipment and improvement, net		54,911	51,205
Forestall investment		1,589	1,589
Other assets		1,833	1,974
		73,429	69,926
TOTAL ASSETS		B/. 124,379	123,040

Grupo Melo, S.A.

Quaterly Financial Statements
(in thousands of Balboas)

	Notes	June 2001	December 2000
LIABILITIES AND INVESTMENTS OF SHAREHOLDERS			
Current Liabilities			
Loans generators of interest and debt	12, 13	B/. 31,038	B/. 28,716
Documents and accounts payable – commercial		13,009	16,820
Reserve for antiquity quote and indemnification		2,271	2,268
Payable Income Tax		68	50
Accumulated expenses and other liabilities	11	1,551	1,787
		47,937	49,641
Non Current Liabilities			
Loans generators of interest and debt	13	38,269	34,983
Deposits of clients		74	22
Minority interest		107	116
		38,450	35,121
Obligations and contingencies	17		
Investment of shareholders			
Issued capital (common shares, without par value; Authorized shares: 2,500,000; Issued and circulating shares: 2,328,314)		21,324	20,125
Retained income		16,808	18,293
Complimentary tax		(140)	(140)
Total investment of shareholders		37,992	38,278
TOTAL LIABILITIES AND INVESTMENT OF SHAREHOLDERS		B/.124,379	B/.123.040

The accounting principles and explanatory notes contained in pages 8 through 21 are integral part of the financial statements.

Grupo Melo, S.A.

Quaterly Financial Statements
(in thousands of Balboas)

CONSOLIDATED STATEMENTS OF RESULTS

Semesters closed as of June 31, 2001 and 2002

	Notes	2001	2002
Income			
Net sales		B/.51,980	B/.62,082
Accrued interests		336	351
Other income		107	125
Total Income		52,423	62,558
Costs and Expenses			
Sales cost		23,593	31,334
General and administrative costs		22,244	24,071
Depreciation and amortization		2,867	2,594
Financial interests and charges		3,349	3,321
		52,053	61,320
Income before Income tax and minority interests		370	1,238
Income Tax		46	152
Income before minority interest		324	1,086
Minority Interest		10	25
Net Income		B/. 334	B/. 1,111

Earning per share (In Balboas)

The accounting policies and explanatory notes in pages 8 through 21 are integral part of the financial statements.

Grupo Melo, S.A.

Quaterly Financial Statements
(in thousands of Balboas)

CONSOLIDATED STATEMENTS OF CASH FLOW

		Semester ended as of June 30 and December 30			
	Notes	Amounts		Shares	
		2001	2000	**2001**	2000
Issued Capital♣					
Common shares without par value					
Balance at beginning and end of year		B/.7,950	7,950	2,328,314	2,328,314
Paid additional capital					
Balance at beginning and end of year		12,175	11,983		
Addition		1,199	192		
Balance at end of year		21,324	20,125		
Complimentary tax					
Balance at beginning and end of year					
Retained income					
Balance at beginning of year		18,293	18,407		
Capitalized earnings		(1,199)	-		
Cumulated deficit from subsidiaries		-	(190)		
Paid dividends	15	(620)	(1,475)		
Net income		334	1,551		
Balance at end of year		16,808	18,293		
Total investments of shares		B/.37,992	B/.38,278	2,328,314	2,328,314

♣ The holders of common shares have the right to receive dividends as and when the Group declares them. All common shares have a right to one vote per share without restriction.

The accounting policies and explanatory notes in pages 8 through 21 are integral part of the financial statements.

Grupo Melo, S.A.

Quaterly Financial Statements
(in thousands of Balboas)

CONSOLIDATED STATEMENTS OF CASH FLOW

Semester closed on June 30, 2001 and 2000

	June 30	
	2001	**2000**
Cash flow of operational activities		
Income before Income Tax	B/. 370	B/.1,238
Adjustments for:		
Depreciation and amortization	2,867	2,594
Provision for doubtful collection accounts	229	569
Reserve for antiquity quote and indemnification	174	142
Paid interests	3,349	3,321
Earned interests	(336)	(351)
Results of the operations before changes in working capital	6,653	7,513
Documents and accounts receivables	800	(2,112)
Loans receivables	(80)	-
Inventories	989	(4,210)
Fondo de Cesantia	30	9
Prepaid expenses	(449)	(498)
Documents and accounts receivables – commercial	(3,811)	(4,094)
Cumulated expenses and other liabilities	(236)	(388)
Paid primas de antiguedad	(171)	(70)
Cash derived from operations	3,725	(3,850)
Paid interests	(3,349)	(3,321)
Earned interests	336	351
Paid income tax	(62)	(55)
Net cash flows of operational activities	650	(6,875)
Cash flow of investments activities		
Term deposits	500	(1,869)
Purchase of properties, equipment and improvement net of withdrawals	(6,753)	(4,438)
Properties lotified for sale	(149)	2,580
Net cash flow used in investment activities	(6,222)	(3,727)

(in thousands of Balboas)

CONSOLIDATED STATEMENTS OF CASH FLOW
continuation

	June 30 2001	2000
Cash flow of funding activities		
Documents receivables, current net ratio	B/. (279)	270
Other assets	141	1,266
Paid loans and leases	(27,100)	(17,080)
Products of new loans and leases	32,708	26,079
Deposits of clients	53	82
Paid dividends	(620)	(1,327)
Minority interests	-	25
Net cash flow of funding activities	4,903	9,315
Net increase in cash and cash equivalent	(669)	(1,287)
Cash and cash equivalent at beginning of year	4,980	4,488
Cash and cash equivalent at end of year	B/. 4,311	3,201
Cash and cash equivalent with expiration up to ninety days	**4,311**	**3,201**
Cash with expiration over ninety days	-	1,200
Total cash	**B/. 4,311**	**4,401**

The accounting policies and explanatory notes in pages 8 through 21 are integral part of the financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. CORPORATE INFORMATION

Grupo Melo, S. A. is the holding company of the shares of its subsidiary companies that are grouped in divisions with diverse economical activities, such as: wholesales and retail sales of dry goods; breeding, growth and processing and sale of chicken; sales of agricultural and industrial machinery, cars and similar; processing and sale of timber; sales of construction materials; fast food restaurant chain, preparation of food and real estate. Its sales are mainly to local consumers. Among its suppliers are: Isuzu Motor Corporation, John Deere intercontinental, Novartis, S.A., Bremer Pharma, Pfizer, S.A. and Pioneer Seed.

The Grupo Melo, S.A. office is located at Via España #2313, Río Abajo.

As of June 30, 2001 the group counted with 2,817 employees.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Preparation Base

The financial consolidated statements of the Company have been prepared in accordance to the regulations issued by the Accounting Committee of International Regulations (IASC) and in interpretations issued by the Permanent Committee of Interpretations of the IASC.

The financial statements are expressed in Balboas (B/.) legal currency of the Republic of Panama, which has nominal value and is free of exchange against the dollar ($) of the United States of America.

Consolidation Principles

The consolidated financial statements include the accounts of Grupo Melo, S.A. and its controlled subsidiaries after the elimination of all significant transactions between the companies.

The minority interest mainly represents the interests in Ali Melo, S.A. that are not controlled by the Company.

NOTES continuation

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continuation

regime of industrial incentives

By means of the inscription in the Official registry of the National Industry and by a lapse of ten years, the companies Empacadora Avicola, S.A., Sarasqueta y Cia., S.A., Maderas y Materiales de Construccion, S.A., Empolladora Panama, S.A. and Embutidos y Conservas de Pollo, S.A. grouped under the regime of incentives for the development of the domestic industries and of exports contained in Law 3 of March 20, 1986. Empacadora Avicola, S.A., Sarasqueta y Cia., S.A., Empolladora Panama, S.A. and Embutidos y Conservas de Pollo, S.A. where granted an extension of expiration to the year 2010 and Maderas y Materiales de Construccion, S.A. was granted an extension to the year 2009.

The companies enjoy, amongst others, of the following fiscal incentives:

a) Import tax of 3% over machinery, equipment, parts and accessories, raw material, semi-manufactured products, packaging, gas and lubricants that fall in the composition and processing of the elaboration of its products.

b) Exemption of the income tax of the earnings from the exports and over the net earnings reinvested in the expansion of the pant capacity or to produce new goods.

c) Special regimen of rolling over of losses for effects of the payment of the income tax. The losses suffered during any year of operation, within the effectiveness of the Official Registry may be deducted from the taxable amount in the three years immediately following the year in which they took place.

Cash and cash equivalents

Cash in banks and in short-term deposits that are maintained until their expiration is registered at cost.

For the purposes of the cash flow statements, the equivalents of cash consist in deposits in banks with a three-month maturity or less.

NOTES continuation

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continuation

Documents and accounts receivables

The accounts receivables that generally expire in 30-90 days are recognized and registered to the original amount of the invoice minus provision for doubtful collection accounts. Management deems the increase to the provision for doubtful collection accounts in base o the evaluation of the accounts receivables with charge to operations. The accounts that result of doubtful collection in each period are reduced from the provision.

Inventories

The inventories are valued at the lesser cost and executable net value. The costs incurred to carry the products or current condition and location are executed as follows:

Products finished and work in process	Average cost
Inventory of machinery and automobiles	Specific cost according to invoice of the manufacturer
Properties maintained for sale	Properties purchased for the development and resale are valued at lesser cost and executable net value.

Fondo de cesantia / accumulated antiquity quote and indemnification

The labor laws provide that the employers must maintain a cesantia fondo to the worker when the working relationship ceases to exist, whichever may be the cause, an antiquity quote and indemnification in case of non-justifiable lay off. The Company quotes the cesantia fund in base to 2.25% of the total of paid remuneration.

(in thousands of Balboas)

NOTES continuation

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continuation

Investment in Associates

The investment in associates concerning the ones the Company has significant influence (typically those that are owned 20-50%) are accounted by the method of participation in the equity and are registered on the balance of the lesser of the amount of participation in the equity and the recoverable amount, and the pro rated amount of the earnings (loss) is included in the income. The investment if the company in associates consists in 50% of the equity in Procesadora Moderna, S.A., 50% in Endicott International Ltda., 50% in Compania Ulises, S.A. and a 50% of the equity in Bulk cargo, S.A.

Properties, equipment and improvements

The property, plant and equipment are valued to the lesser cost less accumulated depreciation and amortization. The depreciation and amortization are computed in base to straight line over the estimated life of the asset (30 to 40 years for buildings and improvements, 3 to 16 years for machinery and equipment).

Forestall investment

As forestall investment, the Company registers the disburses carried out for the execution of the forestall development plan; management and all current and administrative expenses for the operation and maintenance of the reforestation.

Accumulated accounts and expenses payable

Liabilities for accumulated accounts and expenses payable that are normally paid in a 30-90 day term are registered at cost that is the just value of what is purchased to be paid in the future for received goods and services be invoiced to the Group.

Loans and debts

All loans and debts are initially recognized to the cost, being the just value of the received product and including the charges of acquisition of associates with the debts or loans.

After the initial recognition, all the debts and loans that accrue interest are subsequently valued to the amortized cost. The amortization cost is calculated taking into account any discount or rate in the assignment. Liabilities that are maintained to negotiate them are subsequently valued at just value.

NOTES continuation

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continuation

Deferred Income Tax

The deferred income tax arises due to the differences of time resulting from the income and expenses that enter in the determination of the financial earnings and those reported for taxable ends.
The book value of an asset or liability for deferred tax must be revised in the date of the balance and deduced to the degree in which it is not probable that sufficient taxable earnings will result in order to allow it to be used to benefit in part or in its totality.
The assets and liabilities for deferred tax must be measured to the tax rates that are expected to be applied to the exercise when the asset is executed or the liability is liquidated, based on tax rates (and tax laws) that have been decreed or substantially decrees for the balance date.

Leasing

Financial leasing in which all incidental risks and benefits to the property of the leased asset are transferred to the Group are capitalized to the present value of the minimum payments of the leasing at the beginning of the lease contract and disclosed as a leased property, plant and equipment. The lease payments are proportional to the financial charges and to the reduction of the leased liability until reaching a constant interest rate in the resulting balance of the liability. Financial charges are registered directly to operations.
The capitalized assets are depreciated over the shortest estimated useful life of the assets or the term of the lease.

Capital shares

Common capital shares are recognized to the just value of the received asset by the Company. When the capital is repurchased, the paid amount is recognized as a charge to capital and reported in the general balance as treasure shares.

Recognition of income

Income is recognized in function to the economical benefits are flowing to the Group and the income can be easily measured.

Sale of goods

Income is recognized when the significant risks and benefits of property of the goods have been transferred to the purchaser.

(in thousands of Balboas)

NOTES continuation

Loans of services
The income is recognized up to the degree that the recoverable expenses are recognized.

Interest
The income is recognized at the time in which the interest is accumulated (considering the effective rate of the asset) unless its recovery is doubtful.

Commission
The income for administration commission is recognized over a proportional base at the term of duration of the loan.

3. CASH AND CASH EQUIVALENT

As of June, the cash and cash equivalent are detailed as follows:

	June 2001	December 2000
Cash	B/.367	B/. 240
Cash in banks:		
Checking accounts	3,944	3,291
Term deposits	-	1,449
	B/.4,311	B/.4,980

4. DOCUMENTS AND ACCOUNTS RECEIVABLES, NET

The documents and accounts as of JUNE 30 are detailed as follows:

	June 2001	December 2000
Current ratio of documents receivables	B/. 4,315	B/.4,807
Accounts receivables – clients	10,977	11,494
Provision for doubtful collection accounts	(758)	(681)
	14,534	15,620
Accounts receivables – various;		
Employees	78	94
Other	1,457	1,384
	B/.16,069	B/.17,098

(in thousands of Balboas)

NOTES continuation

5. PROVISION FOR DOUBTFUL COLLECTION ACCOUNTS

we immediately present and analysis of the provision for doubtful collection accounts as of June 30th:

	June 2001	December 2000
Balance at beginning of year	B/. 681	B/. 626
Addition	229	1,323
Drop	(152)	(1,268)
Balance at end of year	B/. 758	B/. 681

6. LOANS RECEIVABLES NET

A detail of the loans receivables as of June 30, 2001 is as follows:

	June 2001	December 2000
Automobile financing	B/. 1,036	B/. 1,896
Personal Loans	267	440
Commercial Loans	386	570
	1,689	2,906
Provision for doubtful collection loans	(855)	(1,890)
	834	1,016
Deferred Interests and Commissions	(305)	(567)
Net Loans receivables	B/. 529	B/. 449

(in thousands of Balboas)

NOTES continuation

7. PROVISION FOR DOUBTFUL COLLECTION LOANS

We immediately present an analysis of the provision for doubtful collection loans as of June 30, 2001:

	June 2001	December 2000
Balance at beginning	B/. 1,890	B/. 104
Increase (drop)	(1,035)	1,785
Balance at end	B/. 855	B/. 1,890

8. INVENTORIES

	June 2001	December 2000
Goods and materials	B/. 13,676	B/.12,193
Machinery and equipment	972	1,399
Automobiles and replacement parts	2,756	3,592
Poultry, eggs and food	7,841	4,226
Other (tires and batteries)	1,064	1,165
	26,309	25,575
Inventory in transit	934	2,657
	B/. 27,243	B/. 28,232

9. INVESTMENT, TO THE PARTICIPATION METHOD IN EQUITY

As of June 30, 2001, the investments consist in:

	% of Participation	Cost	Participation	June 2001	December 2000
Procesadora Moderna, S.A.	50%	B/.1,848	B/. (772)	B/.1,076	B/.1,076
Endicot International Ltda.	50%	165	-	165	165
Compania Ulises, S.A.	50%	135	(4)	131	131
Bulk Cargo, S.A.	50%	37	36	73	73
Comercializadora Regional					
Latinoamericana, S.A.	16%	50	(1)	49	49
		B/.2,235	B/. (741)	B/.1,494	B/.1,494

(in thousands of Balboas)

NOTES (continuation)

10. PROPERTIES, EQUIPMENT AND IMPROVEMENTS, NET

An analysis of the activity in properties, equipment and improvements as of June 30 is as follows:

	Properties		Buildings and improvements		Machinery and equipment		Leased equipment		Construction in process		Total	
	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000
Balance at beginning of year, net												
Of accumulated depreciation	B/.7,326	5,725	19,081	14,932	17,136	14,446	1,474	3,003	6,188	4,579	51,205	B/.42,685
Net additions and withdrawals	(121)	1,601	595	5,395	755	5,442	96	(203)	5,248	1,609	1,609	14,250
Depreciation	-	-	(795)	(1,246)	(1,492)	(2,752)	(580)	(.1732)	-	-	(2,867)	(5,730)
Balance at end of year, net												
Of accumulated depreciation	7,205	7,326	18,881	19,081	16,399	17,136	990	1,474	11,436	6,188	54,911	51,205
Properties, equipment												
And improvement, at cost	7,205	7,326	29,308	28,713	43,555	42,800	5,393	5,297	11,436	6,188	96,897	90,324
Accumulated depreciation	-	-	10,427	(9,632)	27,156	25,664	4,403	(3,823)	-	-	41,986	(39,119)
Net amount	B/.7,205	7,326	18,881	19,081	16,399	17,136	990	1,474	11,436	6,188	54,911	B/.51,205

Several properties secure the credit agreements of the companies of the Group.

(in thousands of Balboas)

NOTES continuation

11. ACCUMULATED EXPENSES AND OTHER LIABILITIES

We immediately present a detail of the accumulated expenses and other liabilities as of June 30, 2001:

	June 2001	December 2000
Vacations reserve	B/. 414	B/. 478
Income Tax and Social Security	304	439
Thirteenth Month (decimotercer mes)	301	101
Participation to Managers	34	196
Payroll retention and others	498	573
	B/. 1,551	B/. 1,787

12. CREDIT AGREEMENTS

The Company has agreements for short-term credit lines with eighteen banks up to B/.39,900 according to agreed upon contractual clauses. These agreements do not have maturity dates and can be revised and renewed in an annual manner. As of June 30, 2001, the non-utilized portion of the credit lines was of B/.14,380.

The credit agreements convey the foregoing guarantees and conditions:

- Mortgages over properties 61996, 65686, 65159, 57169, 20465, 34053, 28356, 49380, 39570, 39728, 33382, 111084 and 41088.
- Dividends to shareholders will be permissible up to 40% of the net earnings of the exercise provided that the debt to capital ratio is two to one.
- The debt capital ratio must not exceed 2 ½ to 1.

(in thousands of Balboas)

NOTES continuation

13. LOANS GENERATORS OF INTEREST AND DEBT

As of June 30, 2001 the short and long-term loans generators of interest and debts where as follows:

	Average Interest	Expiry	June 2000	December 2000
Short-term				
Banking	7.5-11%	2001	B/. 4,466	B/. 17,154
Secured loans				
Mortgage	7-12%	2001	24,671	7,088
Leasing agreements				
Financial	10.5-11%	2001	835	1,394
Bonds	8.5-10%	2001	1,066	3,080
			B/. 31,038	B/. 28,716

	Average Interest	Expiry	June 2000	December 2000
Long-term				
Secured loans				
Mortgage	7-12%	2009	B/.12,021	B/.12,966
Leasing agreements				
Financial	10.5-11%	2003	449	718
Bonds	8.5-10%	2007	25,799	21,299
			B/.38,269	B/.34,983

Mortgage Loans

The obligations have the following guarantees:

- Mortgage over properties 1897, 11259, 11415, 11962, 27279, 324986, 15005, 53454, 83928, 34986, 37133, 11457, 8546, 6955, 5701, 11986, 36616, 2853, 3080, 3314, 3381, 3382, 105310, 32498, 39226 and 45897.
- Provisions over the maintenance of the mortgages properties, insurance policies endorsed to banks and solidarity security of Grupo Melo and subsidiaries.

(in thousands of Balboas)

NOTES continuation

13. LOANS GENERATORS OF INTEREST AND DEBT (continuation)

Term loans

Term deposits for B/.500,000 in 2000.

Bonds payable

The present emissions are backed by the general credit of the solidary issuers and bail of the corporation Grupo Melo, S.A.

The payments of interests of the loans, leasing agreements and bonds where of B/.3,349 and B/.3,321 in 2001 and 200 respectively.

14. TAX

Assets for Deferred Tax

	June 2001	December 2000
Antiquity quote	B/. 394	B/. 384

15. PAID DIVIDENDS

During 2001, dividends for B/.620 were declared and paid.

During 2000, dividends for B/.1,475 were declared and paid.

(in thousands of Balboas)

NOTES continuation

16. GENERAL AND ADMINISTRATIVE EXPENSES

As of June 30, 2001 and 200 the general and administrative expenses were as follow:

	June 2001	June 2000
Salaries, commissions	B/. 6,481	B/. 6,543
Overtime	571	674
Labor benefits	2,618	2,850
Participation in earnings	20	155
Attention and food	444	500
Travel expenses, transportation	347	343
Lacking inventory	28	13
Insurance expenses	223	206
Rentals	861	910
Financial leasing	94	100
Electricity, telephone, water	1,573	1,418
Repair and maintenance	941	1,485
Cleaning	500	561
Inventory expenses	-	55
Packaging, bags and others	1,100	1,011
Office expenses	254	348
Stamps and sealed papers	132	129
National and municipal taxes	394	368
Delivery, freight	1,069	1,250
Purchase service	-	150
Fumigation and medications	427	410
Marketing	532	497
Banking expenses	171	172
Gas and lubricants	1,057	980
Repair and maintenance of automobiles	511	562
Tires and batteries expenses	124	144
Supplies and materials	269	310
Camadas	196	192
ITBM expenses	165	225
Sales expenses	472	752
Professional fees	676	329
Bad accounts	223	391
Others	567	1,151
Transferred expenses	-796	-1,113
	B/.22,244	

(in thousands of Balboas)

NOTES continuation

17. OBLIGATIONS AND CONTINGENCY

The obligations and contingency are immediately detailed;

Financial leasing obligations
Minimum future payments for financial leasing include the present value of the net minimum payments of leasing and are as follows:

	June 2001	December 2000
One year	B/. 835	B/. 1,394
After one year but before five years	449	718
	B/.1,284	B/. 2,112

Technical license agreement and technical assistance agreement
A technical license agreement and a technical assistance agreement exist between Tyson Foods, Inc. and Grupo Melo, S.A. in which the following contractual obligations are established:

1. A term of ten years from October 1, 1998. It can be renewed automatically, unless one of the parties expresses the intention of negotiation with one month of anticipation to the date of maturity of the original term.

2. The use of the technical licenses conveys a minimum payment of B/.200,000 annually.

Contingency
There is a law suit styled Pavensa Overseas vs Grupo Melo, S.A.,Construcciones Campestres, S.A., Cultivos Tecnicos Panama, S.A., Edificaciones y Materiales, S.A. and Altos del Maria, S.A. of an ordinary proceeding of lesser quantity interposed before the Thirteenth Civil Judge of the First Judicial Circuit as a result of the alleged damages and prejudices including emergent damage, moral, social and commercial damages, etc. With occasion of a number of irregularities and deficiencies observed and evidenced as a result of the intended culmination or compliance of a housing construction contract, type resting or summerhouse. The amount of the claim is for Five Hundred Thousand Balboas (B/.500,000) plus interests, costs and expenses this suit generates. The current state of the proceedings is pending that the Judge resolve about the admissibility of the evidence submitted by the parties. We deem that a solution by judicial means or a private transaction will represent for the client a disbursement for the repairs and expenses in which the plaintiff company has incurred due to defects in construction; notwithstanding the aforementioned, the amount of the claim is temerary and we technically deem that cannot be credited to the total amount claimed in the suit.

At the date of the general balance, the company has not executed any reserve whatsoever to cover the payment of this claim.

Grupo Melo, S.A.

02 JUN 10 AM 11:45

Quaterly Financial Statements
(in thousands of Balboas)

AUDITORS STATEMENT

Board of Directors and Shareholders
Grupo Melo, S.A.

We have reviewed the general consolidated statements of Grupo Melo, S.A. as of September 30, 2001 and December 31, 2000, the related consolidated statements of income, capital and cash flow for the nine months ended in that date, in accordance with International Standards on Auditing. All information included in the financial statements is representation of the management of Grupo Melo, S.A.

A review mainly consists in inquiries to the personnel of the company and to the application of analytical procedures to the financial information. Its reach is substantially lower to the one used in a test executed in accordance to auditing regulations normally accepted whose objective is the expression of an opinion of the financial statements taken as a group. Therefore, we do not express said opinion.

Based on our review, we have had no knowledge of any relatively important amendments whatsoever that should have been done to the financial statements that are attached in agreement to the international accounting standards.

Rogelio A. Williams C.
C.P.A. 2578

Panama, November 21, 2001

CONTENTS

Grupo Melo, S.A.

Quaterly Financial Statements
(in thousands of Balboas)

CONSOLIDATED GENERAL STATEMENTS

	Notes	September 2001	December 2000
ASSETS			
Current Assets			
Cash and cash equivalent	3	**B/. 2,993**	B/. 4,980
Documents and accounts receivables, net	4.5	**16,178**	17,098
Loans receivables, net	6.7	**475**	449
Inventories	8	**25,957**	28,232
Prepaid Income Tax		**810**	770
Fondo de cesantia		**1,150**	1,191
Prepaid expenses		**967**	394
		48,530	53,114
Non Current Assets			
Term deposits		**-**	500
Documents receivable, net of current ratio		**5,456**	5,228
Deferred Income Tax		**384**	384
Properties lotified for sale		**7,819**	7,502
Investment, method of participation in equity		**1,494**	1,494
Investment		**50**	50
Properties, equipment and improvement, net		**55,001**	51,205
Forestall investment		**1,589**	1,589
Other assets		**1,940**	1,974
		73,733	69,926
TOTAL ASSETS		**B/.122,263**	123,040

Grupo Melo, S.A.

Quaterly Financial Statements
(in thousands of Balboas)

	Notes	September 2001	December 2000
LIABILITIES AND INVESTMENTS OF SHAREHOLDERS			
Current Liabilities			
Loans generators of interest and debt	11, 12	**B/. 31,123**	B/. 28,716
Documents and accounts payable – commercial		**12,119**	16,820
Reserve for antiquity quote and indemnification		**2,244**	2,268
Payable Income Tax		**156**	50
Accumulated expenses and other liabilities		**349**	1,787
		45,991	49,641
Non Current Liabilities			
Loans generators of interest and debt	12	**37,584**	34,983
Deposits of clients		**80**	22
Minority interest		**117**	116
		37,781	35,121
Obligations and contingencies	16		
Investment of shareholders			
Issued capital (common shares, without par value; Authorized shares: 2,500,000; Issued and circulating shares: 2,328,314)		**21,291**	20,125
Retained income		**17,340**	18,293
Complimentary tax		**(140)**	(140)
Total investment of shareholders		**38,491**	38,278
TOTAL LIABILITIES AND INVESTMENT OF SHAREHOLDERS		**B/.122,263**	B/.123.040

The accounting principles and explanatory notes contained in pages 8 through 21 are integral part of the financial statements.

Grupo Melo, S.A.

Quaterly Financial Statements
(in thousands of Balboas)

CONSOLIDATED STATEMENTS OF RESULTS

Semesters closed as of September 30, 2001 and 2002

	Notes	2001	2002
Income			
Net sales		**B/.82,147**	B/.94,134
Accrued interests		**503**	516
Other income		**186**	175
Total Income		**82,836**	94,825
Costs and Expenses			
Sales cost		**39,523**	46,663
General and administrative costs		**33,536**	36,153
Depreciation and amortization		**4,217**	3,966
Financial interests and charges		**4,612**	5,188
		81,888	91,970
Income before Income tax and minority interests		**948**	2,855
Income Tax		**114**	369
Income before minority interest		**834**	2,486
Minority Interest		**(1)**	29
Net Income		**B/. 833**	B/. 2,515
Earning per share (In Balboas)		**B/. 0.36**	B/. 1.08

Earning per share (In Balboas)

The accounting policies and explanatory notes in pages 8 through 21 are integral part of the financial statements.

Grupo Melo, S.A.

Quaterly Financial Statements
(in thousands of Balboas)

CONSOLIDATED STATEMENTS OF CASH FLOW

	Notes	Quater ended as of September 30 and December 31			
		Amounts		Shares	
		2001	2000	**2001**	2000
Issued Capital♣					
Common shares without par value					
Balance at beginning and end of year		**B/. 7,950**	7,950	2,328,314	2,328,314
Paid additional capital					
Balance at beginning and end of year		**12,175**	11,983		
Addition		**1,166**	192		
Balance at end of year		**21,291**	20,125		
Complimentary tax					
Balance at beginning and end of year		**(140)**	(140)		
Retained income					
Balance at beginning of year		**18,293**	18,407		
Capitalized earnings		**(1,166)**	-		
Cumulated deficit from subsidiaries		**-**	(190)		
Paid dividends	15	**(620)**	(1,475)		
Net income		**833**	1,551		
Balance at end of year		**17,340**	18,293		
Total investments of shares		**B/.38,491**	B/.38,278	2,328,314	2,328,314

♣ The holders of common shares have the right to receive dividends as and when the Group declares them. All common shares have a right to one vote per share without restriction.

The accounting policies and explanatory notes in pages 8 through 21 are integral part of the financial statements.

Grupo Melo, S.A.

Quaterly Financial Statements
(in thousands of Balboas)

CONSOLIDATED STATEMENTS OF CASH FLOW

Semester closed on September 30, 2001 and 2000

	September 30	
	2001	**2000**
Cash flow of operational activities		
Income before Income Tax	**B/. 948**	B/.2,855
Adjustments for:		
Depreciation and amortization	**4,217**	3,966
Provision for doubtful collection accounts	**337**	374
Reserve for antiquity quote and indemnification	**239**	359
Paid interests	**4,612**	5,188
Earned interests	**(503)**	(516)
Results of the operations before changes in working capital	**9,850**	12,226
Documents and accounts receivables	**557**	
Loans receivables	**-**	(2,283)
Inventories	**2,275**	(4,091)
Fondo de Cesantia	**41**	(10)
Prepaid expenses	**(573)**	(339)
Documents and accounts receivables – commercial	**(4,701)**	(5,417)
Cumulated expenses and other liabilities	**(1,438)**	277
Paid primas de antiguedad	**(263)**	(238)
Cash derived from operations	**5,748**	125
Paid interests	**(4,612)**	(5,188)
Earned interests	**503**	516
Paid income tax	**(48)**	(171)
Net cash flows of operational activities	**1,591**	(4,718)
Cash flow of investments activities		
Term deposits	**500**	-
	(10)	(1,679)
Purchase of properties, equipment and improvement net of withdrawals	**(8,014)**	(6,749)
Properties lotified for sale	**(317)**	2,911
Net cash flow used in investment activities	**(7,841)**	(5,517)

Grupo Melo, S.A.

Quaterly Financial Statements
(in thousands of Balboas)

CONSOLIDATED STATEMENTS OF CASH FLOW
continuation

	September 30 2001	2000
Cash flow of funding activities		
Documents receivables, current net ratio	**B/. (228)**	B/. 819
Other assets	**45**	1,139
Paid loans and leases	**(38,731)**	(26,567)
Products of new loans and leases	**41,253**	35,494
Deposits of clients	**58**	24
Issuance of bonds	**(620)**	(1,327)
Paid dividends	**4,500**	-
Minority interests	**(2,014)**	-
Net cash flow of funding activities	**-**	-
Net increase in cash and cash equivalent	**4,263**	9,582
Cash and cash equivalent at beginning of year	**(1,987)**	(653)
Cash and cash equivalent at end of year	**4,980**	4,488
	B/.2,993	**B/.3,835**
Cash and cash equivalent with expiration up to ninety days		
Cash with expiration in ninety days	**2,993**	-
Cash with expiration over ninety days	**-**	1,200
Total cash	**B/.2,993**	**B/.5,035**

The accounting policies and explanatory notes in pages 8 through 21 are integral part of the financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. CORPORATE INFORMATION

Grupo Melo, S. A. is the holding company of the shares of its subsidiary companies that are grouped in divisions with diverse economical activities, such as: wholesales and retail sales of dry goods; breeding, growth and processing and sale of chicken; sales of agricultural and industrial machinery, cars and similar; processing and sale of timber; sales of construction materials; fast food restaurant chain, preparation of food and real estate. Its sales are mainly to local consumers. Among its suppliers are: Isuzu Motor Corporation, John Deere intercontinental, Novartis, S.A., Bremer Pharma, Pfizer, S.A. and Pioneer Seed.

The Grupo Melo, S.A. office is located at Via España #2313, Río Abajo.

As of September 30, 2001 the group counted with 2,757 employees.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Preparation Base

The financial consolidated statements of the Company have been prepared in accordance to the regulations issued by the Accounting Committee of International Regulations (IASC) and in interpretations issued by the Permanent Committee of Interpretations of the IASC.

The financial statements are expressed in Balboas (B/.) legal currency of the Republic of Panama, which has nominal value and is free of exchange against the dollar ($) of the United States of America.

Consolidation Principles

The consolidated financial statements include the accounts of Grupo Melo, S.A. and its controlled subsidiaries after the elimination of all significant transactions between the companies.

The minority interest mainly represents the interests in Ali Melo, S.A. that are not controlled by the Company.

NOTES continuation

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continuation

regime of industrial incentives

By means of the inscription in the Official registry of the National Industry and by a lapse of ten years, the companies Empacadora Avicola, S.A., Sarasqueta y Cia., S.A., Maderas y Materiales de Construccion, S.A., Empolladora Panama, S.A. and Embutidos y Conservas de Pollo, S.A. grouped under the regime of incentives for the development of the domestic industries and of exports contained in Law 3 of March 20, 1986. Empacadora Avicola, S.A., Sarasqueta y Cia., S.A., Empolladora Panama, S.A. and Embutidos y Conservas de Pollo, S.A. where granted an extension of expiration to the year 2010 and Maderas y Materiales de Construccion, S.A. was granted an extension to the year 2009.

The companies enjoy, amongst others, of the following fiscal incentives:

a) Import tax of 3% over machinery, equipment, parts and accessories, raw material, semi-manufactured products, packaging, gas and lubricants that fall in the composition and processing of the elaboration of its products.

b) Exemption of the income tax of the earnings from the exports and over the net earnings reinvested in the expansion of the pant capacity or to produce new goods.

c) Special regimen of rolling over of losses for effects of the payment of the income tax. The losses suffered during any year of operation, within the effectiveness of the Official Registry may be deducted from the taxable amount in the three years immediately following the year in which they took place.

Cash and cash equivalents

Cash in banks and in short-term deposits that are maintained until their expiration is registered at cost.

For the purposes of the cash flow statements, the equivalents of cash consist in deposits in banks with a three-month maturity or less.

NOTES continuation

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continuation

Documents and accounts receivables

The accounts receivables that generally expire in 30-90 days are recognized and registered to the original amount of the invoice minus provision for doubtful collection accounts. Management deems the increase to the provision for doubtful collection accounts in base o the evaluation of the accounts receivables with charge to operations. The accounts that result of doubtful collection in each period are reduced from the provision.

Inventories

The inventories are valued at the lesser cost and executable net value. The costs incurred to carry the products or current condition and location are executed as follows:

Products finished and work in process	Average cost
Inventory of machinery and automobiles	Specific cost according to invoice of the manufacturer
Properties maintained for sale	Properties purchased for the development and resale are valued at lesser cost and executable net value.

Fondo de cesantia / accumulated antiquity quote and indemnification

The labor laws provide that the employers must maintain a cesantia fondo to the worker when the working relationship ceases to exist, whichever may be the cause, an antiquity quote and indemnification in case of non-justifiable lay off. The Company quotes the cesantia fund in base to 2.25% of the total of paid remuneration.

(in thousands of Balboas)

NOTES continuation

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continuation

Investment in Associates

The investment in associates concerning the ones the Company has significant influence (typically those that are owned 20-50%) are accounted by the method of participation in the equity and are registered on the balance of the lesser of the amount of participation in the equity and the recoverable amount, and the pro rated amount of the earnings (loss) is included in the income. The investment if the company in associates consists in 50% of the equity in Procesadora Moderna, S.A., 50% in Endicott International Ltda., 50% in Compania Ulises, S.A. and a 50% of the equity in Bulk cargo, S.A.

Properties, equipment and improvements

The property, plant and equipment are valued to the lesser cost less accumulated depreciation and amortization. The depreciation and amortization are computed in base to straight line over the estimated life of the asset (30 to 40 years for buildings and improvements, 3 to 16 years for machinery and equipment).

Forestall investment

As forestall investment, the Company registers the disburses carried out for the execution of the forestall development plan; management and all current and administrative expenses for the operation and maintenance of the reforestation.

Accumulated accounts and expenses payable

Liabilities for accumulated accounts and expenses payable that are normally paid in a 30-90 day term are registered at cost that is the just value of what is purchased to be paid in the future for received goods and services be invoiced to the Group.

Loans and debts

All loans and debts are initially recognized to the cost, being the just value of the received product and including the charges of acquisition of associates with the debts or loans.

After the initial recognition, all the debts and loans that accrue interest are subsequently valued to the amortized cost. The amortization cost is calculated taking into account any discount or rate in the assignment. Liabilities that are maintained to negotiate them are subsequently valued at just value.

NOTES continuation

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continuation

Deferred Income Tax

The deferred income tax arises due to the differences of time resulting from the income and expenses that enter in the determination of the financial earnings and those reported for taxable ends.
The book value of an asset or liability for deferred tax must be revised in the date of the balance and deduced to the degree in which it is not probable that sufficient taxable earnings will result in order to allow it to be used to benefit in part or in its totality.
The assets and liabilities for deferred tax must be measured to the tax rates that are expected to be applied to the exercise when the asset is executed or the liability is liquidated, based on tax rates (and tax laws) that have been decreed or substantially decrees for the balance date.

Leasing

Financial leasing in which all incidental risks and benefits to the property of the leased asset are transferred to the Group are capitalized to the present value of the minimum payments of the leasing at the beginning of the lease contract and disclosed as a leased property, plant and equipment. The lease payments are proportional to the financial charges and to the reduction of the leased liability until reaching a constant interest rate in the resulting balance of the liability. Financial charges are registered directly to operations.
The capitalized assets are depreciated over the shortest estimated useful life of the assets or the term of the lease.

Capital shares

Common capital shares are recognized to the just value of the received asset by the Company. When the capital is repurchased, the paid amount is recognized as a charge to capital and reported in the general balance as treasure shares.

Recognition of income

Income is recognized in function to the economical benefits are flowing to the Group and the income can be easily measured.

Sale of goods

Income is recognized when the significant risks and benefits of property of the goods have been transferred to the purchaser.

(in thousands of Balboas)

NOTES continuation

Loans of services
The income is recognized up to the degree that the recoverable expenses are recognized.

Interest
The income is recognized at the time in which the interest is accumulated (considering the effective rate of the asset) unless its recovery is doubtful.

Commission
The income for administration commission is recognized over a proportional base at the term of duration of the loan.

3. CASH AND CASH EQUIVALENT

As of September, the cash and cash equivalent are detailed as follows:

	September 2001	December 2000
Cash	**B/.323**	B/. 240
Cash in banks:		
Checking accounts	**2,670**	3,291
Term deposits	**-**	1,449
	B/.2,993	B/.4,980

4. DOCUMENTS AND ACCOUNTS RECEIVABLES, NET

The documents and accounts as of September 30 are detailed as follows:

	September 2001	December 2000
Current ratio of documents receivables	B/. 4,099	B/.4,807
Accounts receivables – clients	10,951	11,494
Provision for doubtful collection accounts	(686)	(681)
	14,364	15,620
Accounts receivables – various;		
Employees	92	94
Other	1,722	1,384
	B/.16,178	B/.17,098

(in thousands of Balboas)

NOTES continuation

5. PROVISION FOR DOUBTFUL COLLECTION ACCOUNTS

we immediately present and analysis of the provision for doubtful collection accounts as of:

	September 2001	December 2000
Balance at beginning of year	B/. 681	B/. 626
Addition	339	1,323
Drop	(334)	(1,268)
Balance at end of year	B/. 686	B/. 681

6. LOANS RECEIVABLES NET

A detail of the loans receivables as of September 30, 2001 is as follows:

	September 2001	December 2000
Automobile financing	B/. 1,023	B/. 1,896
Personal Loans	247	440
Commercial Loans	343	570
	1,613	2,906
Provision for doubtful collection loans	(849)	(1,890)
	764	1,016
Deferred Interests and Commissions	(289)	(567)
Net Loans receivables	B/. 475	B/. 449

(in thousands of Balboas)

NOTES continuation

7. PROVISION FOR DOUBTFUL COLLECTION LOANS

We immediately present an analysis of the provision for doubtful collection loans as of:

	September 2001	December 2000
Balance at beginning	B/. 1,890	B/. 104
Increase (drop)	(1,041)	1,785
Balance at end	B/. 849	B/. 1,890

8. INVENTORIES

	September 2001	December 2000
Goods and materials	B/. 15,744	B/.12,193
Machinery and equipment	1,024	1,399
Automobiles and replacement parts	2,123	3,592
Poultry, eggs and food	4,630	4,226
Other (tires and batteries)	1,262	1,165
	24,783	25,575
Inventory in transit	1,174	2,657
	B/. 25,957	B/. 28,232

9. INVESTMENT, TO THE PARTICIPATION METHOD IN EQUITY

As of September 30, 2001, the investments consist in:

	% of Participation	Cost	Participation	September 2001	December 2000
Procesadora Moderna, S.A.	50%	B/.1,848	B/. (772)	B/.1,076	B/.1,076
Endicot International Ltda.	50%	165	-	165	165
Compania Ulises, S.A.	50%	135	(4)	131	131
Bulk Cargo, S.A.	50%	37	36	73	73
Comercializadora Regional Latinoamericana, S.A.	16%	50	(1)	49	49
		B/.2,235	B/. (741)	B/.1,494	B/.1,494

(in thousands of Balboas)

NOTES (continuation)

10. PROPERTIES, EQUIPMENT AND IMPROVEMENTS, NET

An analysis of the activity in properties, equipment and improvements as of September 30 is as follows:

	Properties		Buildings and improvements		Machinery and equipment		Leased equipment		Construction in process		Total	
	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000
Balance at beginning of year, net Of accumulated depreciation	B/.7,327	B/.5,725	B/.19,081	B/.14,932	B/.17,136	B/.14,446	B/.1,473	B/.3,002	B/.6,188	B/.4,579	B/.51,205	B/.42,684
Additions	24	95	819	5,224	7,578	4,533	232	187	7,936	1,610	16,589	11,649
Acquired Companies		1,669		274		950						2,893
Withdrawals	(247)	(162)	(5,721)	(336)	(499)	(516)	(144)	(215)	(1,898)		(8,509)	(1,229(
Reclassification					(3,170)						(3,170)	
Withdrawal depreciation		-	2,648	232	337	475	119	230		-	3,104	937
Depreciation			(1,014)	(1,245)	(2,241)	(2,752)	(962)	(1,732)			(4,217)	(5,729)
Balance at end of year, net Of accumulated depreciation	B/.7,104	B/.7,327	B/.15,813	B/.19,081	B/.19,141	B/.17,136	B/.718	B/.1,472	B/.12,226	B/.6,189	B/.55,001	B/.51,205
Properties, equipment And improvement, at cost	B/.7,104	B/.7,327	B/.23,810	B/.28,713	B/.49,879	B/.42,800	B/.5,383	B/.5,295	B/.12,226	B/.6,189	B/.98,402	B/.90,324
Accumulated depreciation		-	(7,997)	(9,632)	(30,738)	(25,664)	(4,665)	(3,823)		-	(43,400)	(39,119)
Net amount	B/.7,104	B/.7,327	B/.15,813	B/.19,081	B/.19,141	B/.17,136	B/.718	B/.1,472	B/.12,226	B/.6,189	B/.55,001	B/.51,205

Several properties secure the credit agreements of the companies of the Group.

(in thousands of Balboas)

NOTES continuation

11. CREDIT AGREEMENTS

The Company has agreements for short-term credit lines with eighteen banks up to B/.39,900 according to agreed upon contractual clauses. These agreements do not have maturity dates and can be revised and renewed in an annual manner. As of September 30, 2001, the non-utilized portion of the credit lines was of B/.14,380.

The credit agreements convey the foregoing guarantees and conditions:

- Mortgages over properties 61996, 65686, 65159, 57169, 20465, 34053, 28356, 49380, 39570, 39728, 33382, 111084 and 41088.

- Dividends to shareholders will be permissible up to 40% of the net earnings of the exercise provided that the debt to capital ratio is two to one.

- The debt capital ratio must not exceed 2 ½ to 1.

(in thousands of Balboas)

NOTES continuation

12. LOANS GENERATORS OF INTEREST AND DEBT

As of September 30, 2001 the short and long-term loans generators of interest and debts where as follows:

	Average Interest	Expiry	September 2000	December 2000
Short-term				
Banking	7.5-11%	2001	**B/. 9,158**	B/. 17,154
Secured loans				
Mortgage	7-12%	2001	**19,978**	7,088
Leasing agreements				
Financial	10.5-11%	2001	**921**	1,394
Bonds	8.5-10%	2001	**1,066**	3,080
			B/. 31,123	B/. 28,716

	Average Interest	Expiry	September 2000	December 2000
Long-term				
Secured loans				
Mortgage	7-12%	2009	**B/.11,491**	B/.12,966
Leasing agreements				
Financial	10.5-11%	2003	**294**	718
Bonds	8.5-10%	2007	**25,799**	21,299
			B/.37,584	B/.34,983

Mortgage Loans

The obligations have the following guarantees:

- Mortgage over properties 1897, 11259, 11415, 11962, 27279, 324986, 15005, 53454, 83928, 34986, 37133, 11457, 8546, 6955, 5701, 11986, 36616, 2853, 3080, 3314, 3381, 3382, 105310, 32498, 39226 and 45897.

- Provisions over the maintenance of the mortgages properties, insurance policies endorsed to banks and solidarity security of Grupo Melo and subsidiaries.

(in thousands of Balboas)

NOTES continuation

12. LOANS GENERATORS OF INTEREST AND DEBT (continuation)

Term loans

Term deposits for B/.500,000 in 2000.

Bonds payable

The present emissions are backed by the general credit of the solidary issuers and bail of the corporation Grupo Melo, S.A.

The payments of interests of the loans, leasing agreements and bonds where of B/.3,349 and B/.3,321 in 2001 and 200 respectively.

13. TAX

Assets for Deferred Tax

	September 2001	December 2000
Antiquity quote	B/. 384	B/. 384

15. PAID DIVIDENDS

During 2001, dividends for B/.620 were declared and paid.

During 2000, dividends for B/.1,475 were declared and paid.

(in thousands of Balboas)

NOTES continuation

16. GENERAL AND ADMINISTRATIVE EXPENSES

As of September 30, 2001 and 200 the general and administrative expenses were as follow:

	September	
	2001	**2000**
Salaries, commissions	B/.9,646	B/.9,957
Overtime	822	899
Labor benefits	4,081	4,323
Participation in earnings	23	232
Attention and food	590	701
Travel expenses, transportation	547	513
Lacking inventory	101	103
Insurance expenses	343	330
Rentals	1,188	1,368
Financial leasing	135	130
Electricity, telephone, water	2,483	2,158
Repair and maintenance	1,426	2,238
Cleaning	784	868
Inventory expenses		
Packaging, bags and others	1,654	1,520
Office expenses	441	519
Stamps and sealed papers	208	195
National and municipal taxes	503	496
Delivery, freight	1,528	1,827
Purchase service		
Fumigation and medications	633	594
Marketing	857	728
Banking expenses	243	270
Gas and lubricants	1,591	1,474
Repair and maintenance of automobiles	740	870
Tires and batteries expenses	188	233
Supplies and materials	425	500
Camadas	267	287
ITBM expenses	255	319
Sales expenses	794	887
Professional fees	1,222	730
Bad accounts	337	962
Others	787	1,629
Transferred expenses	(1,306)	(1,707)
	B/.33,536	**B/.36,153**

(in thousands of Balboas)

NOTES continuation

17. OBLIGATIONS AND CONTINGENCY

The obligations and contingency are immediately detailed;

Financial leasing obligations

Minimum future payments for financial leasing include the present value of the net minimum payments of leasing and are as follows:

	September 2001	December 2000
One year	B/. 921	B/. 1,394
After one year but before five years	294	718
	B/.1,215	B/. 2,112

Technical license agreement and technical assistance agreement

A technical license agreement and a technical assistance agreement exist between Tyson Foods, Inc. and Grupo Melo, S.A. in which the following contractual obligations are established:

1. A term of ten years from October 1, 1998. It can be renewed automatically, unless one of the parties expresses the intention of negotiation with one month of anticipation to the date of maturity of the original term.

2. The use of the technical licenses conveys a minimum payment of B/.200,000 annually.

Contingency

There is a law suit styled Pavensa Overseas vs Grupo Melo, S.A.,Construcciones Campestres, S.A., Cultivos Tecnicos Panama, S.A., Edificaciones y Materiales, S.A. and Altos del Maria, S.A. of an ordinary proceeding of lesser quantity interposed before the Thirteenth Civil Judge of the First Judicial Circuit as a result of the alleged damages and prejudices including emergent damage, moral, social and commercial damages, etc. With occasion of a number of irregularities and deficiencies observed and evidenced as a result of the intended culmination or compliance of a housing construction contract, type resting or summerhouse. The amount of the claim is for Five Hundred Thousand Balboas (B/.500,000) plus interests, costs and expenses this suit generates. The current state of the proceedings is pending that the Judge resolve about the admissibility of the evidence submitted by the parties. We deem that a solution by judicial means or a private transaction will represent for the client a disbursement for the repairs and expenses in which the plaintiff company has incurred due to defects in construction; notwithstanding the aforementioned, the amount of the claim is temerary and we technically deem that cannot be credited to the total amount claimed in the suit.

At the date of the general balance, the company has not executed any reserve whatsoever to cover the payment of this claim.